July 17, 2019

Patrick McCaney
Chief Executive Officer
Oaktree Acquisition Corp.
333 South Grand Avenue
28th Floor
Los Angeles, CA 90071

       Re: Oaktree Acquisition Corp.
           Amendment No. 4 to Registration Statement on Form S-1
           Filed July 16, 2019
           File No. 333-232444

Dear Mr. McCaney:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 15, 2019 letter.

Amendment No. 4 to Registration Statement on Form S-1 filed July 16, 2019

Calculation of Registration Fee, page i

1. We note your revision to refer to shares issuable upon exercise of warrants. However, it appears that you are not registering all shares issuable upon exercise of the warrants.
       Please clarify.
Exhibit 4.4, page II-2

2. Please reconcile the last bullet point on page 151 which refers to the requirement that there be an effective registration statement with exhibit 4.4 section
6.2 which appears to
       provide that an effective registration statement is not required for the cashless exercise.
 Patrick McCaney
Oaktree Acquisition Corp.
July 17, 2019
Page 2
Exhibit 5.1, page II-2

3. We note your response to prior comment 1. It is unclear why the assumption regarding legal status is appropriate because it is unclear how that issue is addressed by exhibit 5.2.
       Likewise it is unclear (1) whether the "requisite...legal capacity" mentioned in exhibit 5.1 exceeds the capacity issues addressed by exhibit 5.2, and (2) how the assumption in exhibit 5.1 regarding corporate power to execute, deliver and perform all obligations under the warrant agreement is addressed by exhibit 5.2. Please file revised opinions as appropriate.
Exhibit 5.2, page II-2

4. We note that Schedule 1 to the opinion refers to the Amended and Restated Memorandum and Articles of Associated as being "adopted 12 July 2019" while your registration statement refers to articles of association that the registrant will adopt upon consummation of your offering. Therefore, it is unclear how the second paragraph numbered 2 on page 2 of this exhibit is consistent with your offering. Please file a revised opinion accordingly.
       When filing a revised opinion in response to this comment, please note that the opinion that you file to satisfy your obligation under Regulation S-K Item 601(b)(5) should not contain assumptions regarding filing of corporate documents.
5. We note your response to prior comment 4. Given that the opinion appears to define the term, "Ordinary Shares," as the shares mentioned in clause (i) on page 1 of this exhibit, it is unclear whether the opinion in the paragraph numbered 1 on page 2 of this exhibit addresses the ordinary shares mentioned in clause (iii) on page
1. Please file a
       revised opinion that clarifies.
        You may contact David Burton at (202) 551-3626 or Lynn Dicker, Senior Accountant, at
(202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Russell Mancuso, Branch
Chief, at (202) 551-3617 with any other questions.



                                                              Sincerely,
FirstName LastNamePatrick McCaney
                                                              Division of
Corporation Finance
Comapany NameOaktree Acquisition Corp.
                                                              Office of
Electronics and Machinery
July 17, 2019 Page 2
cc:       Christian O. Nagler, Esq.
FirstName LastName